Columbia Funds Series Trust I
225 Franklin Street
Boston, MA 02110
October 14, 2020
VIA EDGAR
Mr. Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549
RE:	Columbia Funds Series Trust I (the Registrant) Columbia International Dividend Income Fund Columbia Small Cap Growth Fund I (the Funds)
Post-Effective Amendment No. 381 File No. 002-99356 /811-04367
Dear Mr. Cowan:
Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 381 to the registration statement of the Registrant on Form N-1A (the Amendment) under Rule 485(a)(1) of the Securities Act of 1933. The purpose of the Amendment is to update the Funds’ prospectuses and Statement of Additional Information (SAI) to reflect applicable changes to the Funds’ principal investment strategies, principal risks, investment objective (for Columbia Small Cap Growth Fund I only), and comparative indices (for Columbia International Dividend Income Fund only).
Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all disclosure in the prospectuses and SAI other than the changes noted above are identical or substantially similar to that found in prior filings of the Registrant.
No fees are required in connection with the Amendment filing.
If you have any questions, please contact either me at (212) 850-1703 or Teresa Lirio at (617) 385-9537.
Sincerely,
Joseph D’Alessandro Assistant Secretary Columbia Funds Series Trust I